U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

ACTION INDUSTRIES, INC.

(Name of Small Business Issuer in its charter)

Georgia	11-3699388
(State or other jurisdiction of incorporation or formation)	(I.R.S. employer identification number)

8744 Riverside House Path

Brewerton, New York  13029

(Address of principal executive offices)  (Zip Code)

Issuer's telephone number: (315) 703-9013

Issuer's facsimile number:  (315) 451-3964

Copies to:

Richard W. Jones, Esq.

Jones, Haley & Mottern, P.C.

115 Perimeter Center Place, Suite 170

Atlanta, Georgia  30346-1238

(770) 804-0500

www.corplaw.net

Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class	Name of Exchange on which
to be so registered:	each class is to be registered:

Common Stock, $0.001	N/A

TABLE OF CONTENTS

Page No.

PART I

Item 1  Description of Business

3

Item 2  Management's Discussion and Analysis or Plan of Operation

7

Item 3.  Description of Property

13

Item 4.  Security Ownership of Certain Beneficial Owners and Management

14

Item 5.  Directors, Executive Officers, Promoters and Control Persons

15

Item 6.  Executive Compensation

16

Item 7.  Certain Relationships and Related Transactions

16

Item 8.  Description of Securities.

16

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters

18

Item 2.  Legal Proceedings

18

Item 3.  Changes In and Disagreements with Accountants

18

Item 4.  Recent Sales of Unregistered Securities

18

Item 5.  Indemnification of Directors and Officers

19

PART F/S

Index to Financial Statements

21

PART III

Item 1.  Index to Exhibits

39

SIGNATURES

40

ITEM 1.  DESCRIPTION OF BUSINESS.

THE COMPANY

Action Industries, Inc. was incorporated as a Georgia corporation in December, 1995, but it had no activity prior to August, 2003. The Company has developed a business plan to become a provider of prepaid telecommunications products and services in North America. We will purchase long distance minutes from the owners of a prepaid phone card switching platform and then we will sell the minutes to consumers who will be authorized to access the network and its features for the number of minutes purchased. We currently purchase our long distance calling cards and related long distance minutes from Best Telecom, Inc., and we expect to continue to purchase the cards from that company, although we have no exclusive contract with Best Telecom, Inc. We may purchase cards from another vendor in the future. We plan to offer convenient, easy-to-use and cost effective telecommunications solutions to individuals and small businesses primarily through the Action Industries phone card. These cards will be marketed under the brand name "Talk the Talk." Talk the Talk is a brand name developed by us and to our knowledge, no other Company will use that name in connection with the sale of long distance calling cards. The Talk the Talk card will provide consumers with a single point of access to prepaid telecommunications services and a fixed rate charge per minute regardless of the time of day or, in the case of domestic calls, the distance of the call. The Company's services will include domestic calling, international long distance calling, as well as enhanced features, such as speed dial, message delivery, sequential calling, conference calling, content delivery, and voice and fax mailboxes. The Talk the Talk card may be recharged with a major credit card by phone or, in select retail locations, at the point of sale, allowing the user to add minutes as needed.

The Company's primary marketing and distribution focus will be to target individuals in small businesses through local, regional and national retailers, including convenience stores, drug stores, supermarkets, food warehouse clubs, check cashing stores, gas stations, and discount stores. The product delivery system will be an automatic card dispensing machine, which allows purchases at the point of sale. The card dispensing equipment will be located in each store in close proximity to other types of vending machines.

INDUSTRY OVERVIEW

Major long distance providers such as AT&T, MCI, and Sprint dominate the nearly $100 billion US long distance industry. With the advent of new carriers in the changing market for telecommunications services the Company feels there is an opportunity for alternative long distance and telecommunications providers, including prepaid calling card sales. The Company believes that the affordable pricing, convenience and enhanced features of prepaid calling cards will attract price sensitive consumers, business travelers, international callers and other users of long distance services.

PRODUCTS AND TELECOMMUNICATIONS SERVICES

The Talk the Talk card will provide consumers with a single point of access to convenient, easy to use, cost-effective, telecommunications products and services at a fixed rate charge per minute or in the case of domestic calls, the distance of the call. The Talk the Talk card will enable consumers to place local, long distance and international calls from virtually any touch-tone phone, without the need for coins, operator assistance, collect or other third party billed calls. Consumers can use the Talk the Talk card to place international long distance calls from the US to more than 200 countries at rates that are generally lower than the standard plan rates currently charged by AT&T, MCI and Sprint or the rate charged for a direct call from a payphone or hotel room. A connection through the Talk the Talk platform also will cost less than a typical operator assisted connection or a collect call. Consumers can also utilize the Talk the Talk card to make international calls to the United States from more than 30 foreign countries.

Consumers will access the services of the Talk the Talk card by dialing a toll-free number and entering a PIN printed on the back of the card. The system will explain the service on a user's first call and guides callers through all of the card's features. Prior to any call being processed, the system will inform the caller of the time remaining on the card. The consumer will also be notified when there are five minutes and again when there are two minutes of calling time remaining on the Talk the Talk card. Time spent on a call or using the enhanced features will be automatically deducted from the remaining time on the card or billed to a preauthorized corporate account.

Consumers will have the option of accessing the following services:

Speed Dial.  Consumers can create their own personal speed dial directory which can then be accessed each time the consumer uses the PIN on which directory has been created. This feature permits consumers to place calls to any of nine frequently dialed numbers by pressing two buttons. Talk the Talk will provide a first-time user of a particular PIN with a limited amount of free time to set up their personal speed dial directory. The personal speed dial directory created by the consumer is inaccessible to the consumer once all of the prepaid minutes on the Talk the Talk card associated with the directory have been utilized. Management believes that the speed dial feature increases the likelihood that consumers will recharge their cards in order to retain their personal speed dial directory.

Message Delivery.  Consumers can record a message for the recipient of a call if the recipient does not answer or if the line is busy. Talk the Talk's system will make multiple attempts to deliver the message over a period of six hours and then notify the consumer the next time the consumer accesses Talk the Talk's system whether the message was delivered and, if so, the time at which it was delivered.

Sequential Calling.  Consumers can make additional calls without exiting the platform and entering it again. Management believes that this feature encourages customers to place multiple phone calls each time they use their Talk the Talk cards.

Conference Calling.  Consumers can initiate conference calls from virtually any touch-tone phone by adding a third party to the call. The conference-calling feature is automated and does not require operator assistance. Voice prompts assist the consumer through the procedure to establish the conference call. A consumer using the conference-calling feature will deduct time on two outbound calls, therefore leveraging the revenues to the Company.

Content Delivery.  Consumers will be able to access headline news, sports updates and other information updates, provided by Talk the Talk through a digital feed from on-line service suppliers. These services are frequently updated, and the information is accessible by a series of menus presented to the consumer via voice prompts. Information is first presented in a general format, with the consumer then being given the option to retrieve more detailed information of the topic selected.

Voice and Fax Mailboxes.  The Talk the Talk card will provide consumers a secure, personalized voice mailbox on selected cards which allows them to receive, retrieve, save and delete voice mail messages from virtually any touchtone phone. Talk the Talk also offers consumers fax mailbox capability on selected cards which allows consumers to receive, store and retrieve facsimile transmissions at any time by forwarding the faxed information to any facsimile machine or personal computer in the US and certain other countries. The fax mailbox provides consumers with the convenience of controlling the time and location of receipt of facsimile transmissions, enhancing the consumer's ability to receive confidential facsimile's and receive facsimiles at multiple or changing locations. Each time the consumer accesses his or her Talk the Talk card, the consumer will be notified if there are any new voice mail messages or facsimiles. The consumer also will have the ability to elect to be notified of waiting facsimiles.

Online Recharge.  The online recharge feature of the Talk the Talk card allows consumers to increase the number of minutes available on the Talk the Talk card without purchasing a new Talk the Talk card. This may be done by using a major credit card, at rates up to $.35 per minute. The recharge is effected by logging on to the internet site maintained by our supplier. We do not have a proprietary web site. Online recharge is designed to enable Talk the Talk to make direct sales to consumers to provide incentives to retailers to maintain Talk the Talk as the exclusive supplier to the retailer and to create brand loyalty. With respect to recharge sales, Talk the Talk continues to offer volume discounts, whereby consumers from time to time receive "free minutes" when recharging for the maximum time permitted and utilizes online advertising, in which a consumer is prompted to recharge his or her card. The Talk the Talk card may also be recharged with a major credit card by calling Talk the Talk's consumer service department or, in select retail locations as point-of-sale, allowing the user to add minutes as needed.

MARKETING AND DISTRIBUTION

The Company will market it services through vending machines that dispense the long distance calling card. These machines accept monies and dispense cards in the proper denomination. These services will be promoted by signs and stickers attached to the machine. In addition, direct solicitations will be made to vendor to become our distribution in consideration for a portion of the profit from the sale of the cards.

GROWTH PLAN

The Company plans to grow through the development of its prepaid calling card business, through joint ventures and through the acquisition of telecommunications and other businesses.

INTELLECTUAL PROPERTY

We currently have no copyrights or trademarks, but we regard our trade secrets, proprietary technology and similar intellectual property as critical to our success, and we rely on trade secret protection and appropriate laws to protect our intellectual property rights.

EMPLOYEES

As of September 30, 2006, we had a total of 2 employees, consisting of the Company President and Vice President, Stephanie Passalaqua and Inna Sheveleva. Ms. Passalaqua and Ms. Sheveleva expect to devote approximately 30 hours per month to the affairs of the Company.

INDUSTRY OVERVIEW

The market for prepaid calling cards has grown significantly in the past decade. Its growth in the United States represents a recent phenomenon, but in Europe and Asia calling cards have been used for over 20 years. Presently, prepaid calling cards are being offered in over 140 countries. Industry sources estimate that the total revenues from prepaid phone cards is in excess of $20 billion annually worldwide. The North American market is a late participant.

The prepaid phone card market in the United States developed when small long distance companies purchased large blocks of long distance minutes from major carriers at deep discounts from the commercial rates. The minutes were then sold in small blocks through prepaid cards. The cards gradually became accepted for small businesses to control costs and simplifying business record keeping. The cards also provided business travelers with convenience and enhanced features at affordable prices. Prepaid phone cards are a reliable, convenient, and cost-effective alternative to coin-operated calling, collect calling, operator assisted calls and credit card calling. The major long distance carriers eventually recognized the breadth of the market, and carriers such as AT&T, MCI/WorldCom and Sprint have committed significant resources to the prepaid calling card market. In addition, several of the emerging carriers and switchless wholesalers have grown into major industry players including IDT Corp., RSL Communications, Ursus Telecom Corporation, and ValuComm Communications.

CURRENT SERVICES AND PRODUCTS IN PREPAID PHONE CARDS

The Company's principal business will be the marketing and distribution of long distance calling cards for domestic calls and calls originating in the U.S. and terminating in selected countries. The Company will negotiate the purchase of minutes from the owners of a prepaid phone card service provider on a discounted rate basis and then divide the block of minutes into discrete packages of minutes of long distance service tied to printed phone cards which are given an account designation identified by a PIN number. The cards will be sold to distributors who place the cards in retail locations. The cards will be sold for $5, $10, or $20 to retail customers. The discount from face value at which cards are bought and sold by the participants in the distribution chain varies depending upon the carrier and the features of the card, such as local versus toll free dial-up access, or the rates and geographic regions for which the card can be used.

Swiped like a credit card, the prepaid phone card easily fits into a standard wallet. Generally, the front face denotes the denomination of the card. The back of the card contains a scratch-off surface covering the card number and personal identification number (a “PIN”). Most domestic prepaid cards utilize remote memory technology, which permits users to place local, long distance and international calls from any touch-tone phone by dialing a toll-free or local access number to connect to a prepaid phone card switching platform. After being prompted to enter a PIN, the caller is advised of the value remaining on the card and is prompted to enter the telephone number to be called. The call is then routed to its destination. The per-minute charges for the call are automatically deducted from the prepaid account corresponding to the PIN as the call progresses.

Prepaid phone cards are distributed through a network of retail outlets, including convenience stores, newsstands, grocery stores, gas stations, and discount stores. Although prepaid phone card products are also sold through vending machines and, more recently, over Internet websites, the vast majority of phone card sales are still made through retail outlets.

COMPETITION

The prepaid phone card business is extremely fragmented and very cost competitive. Many of the Company's existing and potential competitors have financial, personnel, marketing, customer bases and other resources significantly greater than ours. As a result, they may be able to grow faster and more profitably. The Company believes that consolidation in the telecommunications industry will increase competition.

The marketing and pricing activities of major competitors, such as AT&T, MCI/WorldCom and Sprint significantly influence the industry. The Company believes that AT&T, MCI/WorldCom and Sprint historically have chosen not to concentrate their direct sales efforts on small and medium sized businesses and specialized niche markets, but these carriers still control about 85% of the total U.S. long distance market. AT&T, MCI/WorldCom and Sprint have also introduced new service and pricing options that are attractive to smaller commercial users, and they may market to these customers more aggressively in the future. AT&T and the seven regional Bell operating companies formerly a part of AT&T ("RBOC") have recently been allowed to modify rates and now may be more competitive in the market since they will be able to lower prices and modify service offerings.  This may make it more difficult for the Company to compete for long distance customers. In addition, many large regional long distance carriers and new entrants in the industry will compete directly with the Company by concentrating their marketing and direct sales efforts on small to medium sized commercial users and to certain niche markets. These activities include national advertising campaigns and telemarketing programs.

Regulatory trends have had, and may continue to have, a significant impact on competition in the telecommunications industry. RBOC's can now provide, and are providing or have announced their intention to provide, long distance service originating (or in the case of "800" service, terminating) outside their local service areas or offered with other services, such a wireless services. The entry of these well-capitalized and well-known entities into the long distance service market could significantly change the competitive environment in which the Company operates.

Incumbent local exchange carriers, or "ILECs," are companies historically providing local telephone service.

If regulators remove regulations on ILECS they may become substantial competition in the pre-paid telephone industry

(c)

REPORTS TO SECURITY HOLDERS.

(1)

The Company is not currently required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

(2)

The Company will file reports with the SEC following the effectiveness of this Registration Statement. At that time, the Company will be a reporting company and will comply with the requirements of the Securities Exchange Act of 1934, as amended.

(3)

The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

BASIS OF PRESENTATION

The unaudited financial statements of Action Industries, Inc. present herein, should be read in conjunction with the audited consolidated financial statements of the Company as of and for the year ended December 31, 2005. The unaudited financial statements presented herein reflect all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation. Interim results are not necessarily indicative of results to be expected for the entire year.

We prepare our consolidated financial statements in accordance with generally accepted accounting principles, which require that management make estimates and assumptions that affect reported amounts. Actual results could differ from these estimates.

Certain of the statements contained below are forward-looking statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

NINE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2005

REVENUES

Our total sales revenue increased by $ 1,920 or approximately three times the previous amount, from $640 in the nine months ended September 30, 2005 to $2,560 in the nine months ended September 30, 2006. This increase was primarily attributable to an increase in demand from the sole customer of Action Industries, Tully Hill.

COSTS OF SALES

Our overall cost of sales increased for the nine months ending September 30, 2006 by $1,423 when compared to the nine months ending September 30, 2005. Depreciation expense remained the same when compared to the same period in 2005. We own telephone equipment which provides a service for a number of years. The term of service is commonly referred to as the "useful life" of the asset. Because an asset such as telephone equipment or motor vehicle is expected to provide service for many years, it is recorded as an asset, rather than an expense, in the year acquired. A portion of the cost of the long-lived asset is reported as an expense each year over its useful life and the amount of the expense in each year is determined in a rational and systematic manner

OPERATION AND ADMINISTRATIVE EXPENSES

Operating expenses decreased by $5,137 or approximately 65% less in expenses as compared to the same period in 2005. Accounting fees increased by $2,437 as compared to such fees for the period ending September 30, 2006, over 2005. These are fees we pay to accountants throughout the year for performing various tasks. Expenses for outside services decreased by $2,850 as compared with the same period for 2005. This decrease was attributable to fees paid to a previous officer for expenses incurred as President, in 2005, which were not paid during 2006. Expenses for consulting fees decreased by $4,500 due to the fact that certain fees were paid to our Secretary in 2005, which were not paid during the same period in 2006.

GOING CONCERN QUALIFICATION

In their Independent Auditor's Report for the fiscal year ending December 31, 2005, Robison, Hill & Co. states that we have incurred annual losses since inception raising substantial doubt about our ability to continue as a going concern.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2006, the company had net equipment assets of $5,400. There are no outstanding liabilities.

CASH FLOW

Our primary sources of liquidity has been from contributions by our shareholders.

FOR THE YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2005

REVENUES

Our total sales revenue increased by $ 425.  This is approximately a 36% increase, from $1,175 in the year ended December 31, 2004 compared to $1,600 in the year ended December 31, 2005.

COST OF SALES

Our overall cost of sales increased for the year ending December 31, 2005 by $722. This is a 45% increase, from $1,612 in the year ended December 31, 2004 compared to $2,334 in the year ended December 31, 2005. Depreciation expense increased by $482 during the period.  This is a 71% increase, from $675 in the year ended December 31, 2004 compared to $1,157 in the year ended December 31, 2005.

OPERATION AND ADMINISTRATIVE EXPENSES

Operating expenses increased by $12,951 or approximately 382% when compared to the year ended December 31, 2004. Accounting fees for 2005 increased by $4,763 over 2004. These are fees we pay to accountants throughout the year for performing various tasks. Expenses for outside services increased by $3000 over 2004. These were fees paid to a previous officer for expenses incurred as President.  Expenses for consulting fees increased by $4,500.  These were fees previously paid to a current officer for services rendered in serving as Secretary.

RISK FACTORS

WE WILL FACE RISKS ENCOUNTERED BY SMALL CAP COMPANIES AND MAY BE UNSUCCESSFUL IN ADDRESSING THESE RISKS

We will face risks frequently encountered by small cap companies in new and rapidly evolving markets, including the market for long distance services. We may not succeed in addressing these risks, and our business strategy may not be successful. These risks include uncertainties about our ability to:

- attract a larger number of consumers for our services;

- sell prepaid calling cards;

- manage our operations;

- adapt to potential decreases in competitors long distance rates;

- successfully introduce new products;

- develop new, strategic relationships and alliances;

- attract, retain and motivate qualified personnel; and

- successful business acquisitions.

OUR QUARTERLY OPERATING RESULTS ARE UNCERTAIN AND MAY FLUCTUATE SIGNIFICANTLY, WHICH COULD NEGATIVELY AFFECT THE VALUE OF YOUR INVESTMENT

Our quarterly results of operations are likely to vary significantly from quarter to quarter. A number of factors are likely to cause these variations, some of which are outside our control. These factors include:

- changes in revenue levels resulting from the seasonal buying and use cycles of individual and commercial    subscribers;

- changes in advertising and marketing costs that we incur to attract purchasers;

- changes in our pricing policies, the pricing policies of our competitors or the pricing policies for telecommunications companies generally;

- the introduction of new products and services by us or by our competitors;

- interruptions in service.

We believe that our revenues, if any, will be subject to seasonal fluctuations as a result of general patterns of use that are typically higher during the fourth calendar quarter. In addition, expenditures by consumers and business tend to be cyclical, reflecting overall economic conditions and consumer buying patterns. Consequently, our results of operations could be harmed by a downturn in the general economy or a shift in consumer buying patterns.

WE FACE INTENSE COMPETITION FROM MARKETING-FOCUSED COMPANIES FOR CUSTOMERS AND MAY BE UNABLE TO COMPETE SUCCESSFULLY

We may be unable to compete successfully with current or future competitors. We face intense competition from many companies, to provide prepaid calling cards.

Many of our competitors, as well as a number of potential new competitors, have greater name recognition, and significantly greater financial, technical and marketing resources than us. These advantages may allow them to respond more quickly and effectively to new or emerging technologies and service demands. It may also allow them to engage in more extensive research and development, undertake farther-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, strategic partners and advertisers.

EXISTING SHAREHOLDERS WILL BE ABLE TO EXERCISE CONTROL OF OUR COMMON STOCK AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTERESTS OF ALL SHAREHOLDERS

Control of a large amount of our common stock by a small number of shareholders could have an adverse effect on the market price of our common stock. The holdings of the three largest shareholders when combined with the holdings of our officers and directors is approximately 78% of the outstanding shares of common stock. Mary Passalaqua, the current owner of 22% of our outstanding shares is the mother-in-law of our President, Stephanie Passalaqua. In addition, 24% of our current outstanding shares is owned by Probst Capital, LLC, which is beneficially owned by Richard W. Jones, a partner with the law firm of Jones, Haley & Mottern, P.C., which serve as counsel to the Company. (See "Security Ownership of Certain Beneficial Owners and Management.")

NO ASSURANCE OF PROFITABILITY

We may experience operating losses as we develop and implement our business plan.  As a result, we may not be able achieve or maintain profitability.

DEPENDENCE ON RETAILERS, DISTRIBUTORS AND SALES REPRESENTATIVES MAY ADVERSELY AFFECT SALES AND CASH FLOWS

Our distributor customers will not be contractually required to make future purchases of our products and could discontinue carrying or purchasing our products, at any time and for any reason. Distributors generally are in a strong position to negotiate favorable terms of sale, including price discounts. Further, resellers may give higher priority to products other than ours, thus reducing their efforts to sell our products

If we engage in acquisition transactions in the future, those transactions could prove to be unsuccessful and that could reduce our earnings and our stock price.

As part of our business strategy, we may make acquisitions of, or investments in, companies, businesses, products or technologies. Any such future acquisitions would be accompanied by the risks commonly encountered in such acquisitions. Those risks include, among other things:

- the difficulty of assimilating the operations and personnel of the acquired companies,

- the potential disruption of our business or business plan,

- the diversion of resources from our existing businesses, and products,

- the inability of management to integrate acquired businesses or assets into our business plan, and

- additional expense associated with acquisitions.

There can be no assurance we would be successful in overcoming these risks or any other problems encountered with such acquisitions, and our inability to overcome such risks could have a material adverse effect on our business, financial condition and results of operations.

NO DIVIDENDS

We have never paid any cash dividends on the common stock and we do not anticipate paying any dividends in the foreseeable future.

POSSIBLE ISSUANCE OF ADDITIONAL SHARES WITHOUT STOCKHOLDER APPROVAL COULD DILUTE STOCKHOLDERS

As of the date of this prospectus, we have an aggregate of 11,300,000 shares of common stock outstanding. Although there are currently no other material plans, agreements, commitments or undertakings with respect to the issuance of additional shares of common stock or securities convertible into any such shares, any shares issued would further dilute the percentage ownership of our common stock held by our stockholders.

SALE OF RESTRICTED SHARES, COULD REDUCE THE MARKET PRIICE OF THE COMPANY'S COMMON STOCK

All of the 11,300,000 outstanding shares of our common stock are restricted, which means that they may only be sold under certain conditions. If a large number of such restricted shares are sold, it may reduce the value of the shares outstanding at that time.

PENNY STOCK REGULATIONS COULD INHIBIT THE TRADING OF OUR STOCK

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Prior to a transaction in a penny stock, a broker-dealer is required to:

- deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market;

- provide the customer with current bid and offer quotations for the penny stock;

- explain the compensation of the broker-dealer and its salesperson in the transaction;

- provide monthly account statements showing the market value of each penny stock held in the customer's account; and

- make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares are currently not trading, but in the event that they start trading, we expect our shares will be subject to the penny stock rules and as such investors may find it more difficult to sell their shares.

WE DO NOT KNOW IF THERE IS A SUBSTANTIAL DEMAND FOR OUR PREPAID LONG DISTANCE SERVICES

There is no proven acceptance by the consumer at this time of our prepaid long distance services. We have not engaged in substantial active market research of our proposed products and services. We do not know if there is sufficient demand for these services.

WE WILL DEPEND ON OTHER COMPANIES FOR OUR LONG DISTANCE SERVICES

We do not own a long distance network. Therefore, we will be dependent on others for the supply of long distance minutes. We purchase our cards from a long distance provider that supplies our long distance minutes that we then resale. Accordingly, we do not currently have contracts with suppliers for the purchase and delivery of such minutes. Failure to obtain service from a long distance provider could result in significant delivery delays, thereby adversely affecting our anticipated marketing efforts, customer relations, revenues and profitability. Our relationships with our customers could be adversely affected by failures in the networks and services of third party providers. There is no assurance we will be able to obtain the long distance minutes and services from third party providers or that we will be able to obtain such services at a bulk rate that makes our business plan viable. Also, termination or impairment of our relationship with key suppliers could adversely affect our revenues and results of operations.

FAILURE TO IMPLEMENT AND DELIVER NEW TECHNOLOGIES COULD RESULT IN THE LOSS OF REVENUES AND REDUCE THE LIKELIHOOD OF PROFITABILITY

The ability to maintain revenues and achieve profitability in the telecommunications industry is dependent to some extent on the ability of the service providers to integrate and deliver new and emerging technologies. Accordingly, our success and ability to increase our revenues will be affected by our ability to integrate such technologies in our services to customers.

OUR PROPOSED OPERATIONS WOULD SUFFER IF COSTS FOR LONG DISTANCE SERVICES INCREASE

Our proposed business will rely upon low cost access to long distance services. Should the cost of such services become subject to additional taxes, tariffs, user fees or other costs, our anticipated profit margins may deteriorate. This occurrence would have a material adverse effect on our ability to operate profitably, or at all.

OUR PROPOSED OPERATIONS WOULD SUFFER IF CHARGES FOR TRADITIONAL LONG DISTANCE TELEPHONE SERVICE DECLINE

We intend for our rates for long distance telephone calls to generally be less than the telephone charges for the same long-distance service that the customer would pay to a primary seller of such services. Our ability to undersell such primary seller arises as a result of our proposed bulk purchases. We believe our lower rates will be one of the most important factors in our ability to attract and retain customers. Therefore, narrowing of the differential between the rates charged to our customers and the cost of long distance telecommunications services provided by competitors or traditional long distance carrier's customers would have a significant adverse effect on us.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE AND ADDITIONAL FINANCING MAY NOT BE AVAILABLE

We currently anticipate that our available cash resources combined with loans from current shareholders will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. We may need to raise additional capital, however, to fund more rapid expansion, to develop new and to enhance existing services to respond to competitive pressure, and to acquire complementary business or develop products.

If we raise additional funds through further issuances of equity or convertible debt securities, the percentage ownership of our current stockholders will be reduced and holders of those new securities may have rights, preferences and privileges senior to those of our current Shareholders.

In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available or are not available on terms favorable to us, our business, results of operations and financial condition could be adversely affected.

WE FACE RISKS ASSOCIATED WITH GOVERNMENTAL REGULATION OF THE LONG DISTANCE AND TELECOMMUNICATIONS INDUSTRY

Our prepaid long distance business is subject to the rules and regulations of various federal, state and local regulatory agencies. Regulatory and legal requirements are subject to change and may become more restrictive, making our compliance more difficult or expensive or otherwise restricting our ability to conduct our business as we plan. Changes in these regulatory and legal requirements could adversely impact our financial performance.

BECAUSE WE HAVE LIMITED BUSINESS OPERATIONS, WE FACE A HIGH RISK OF BUISNESS FAILURE.

We were incorporated on December 4, 1995, but the Company had no business operations until August 1, 2003. To date we have been involved primarily in organizational activities, including developing our business plan. We have incurred total losses of $23,804 as of September 30, 2006. Accordingly, you can evaluate our business, and therefore our future prospects, based only on a limited operating history. Potential investors should be aware of the difficulties normally encountered by development stage companies and the high rate of failure of such enterprises.

OUR OFFICERS HAVE NO EXPERIENCE IN THE TELECOMMUNICATIONS BUSINESS OR IN OPERATING A PUBLIC COMPANY AND THIS COULD IMPAIR OUR ABILITY TO SATISFY PUBLIC COMPANY FILING REQUIREMENTS AND INCREASE OUR SECURITIES COMPLIANCE COSTS.

Our officers and directors have no prior experience in the telecommunication industry. In addition, our officers have no prior experience as officers of a publicly traded company, or in complying with the regulatory requirements applicable to public company. As a result, our chances of successfully implementing our business plan are reduced. In addition, we could have difficulty satisfying the regulatory requirements applicable to public companies, which could adversely affect the market for our common stock. At present, we rely upon outside experts to advise us on matters relating to financial accounting and public company reporting. While we believe that it will be possible to satisfy our public company reporting requirements through the use of third party experts, our general and administrative costs will remain higher to the extent our officers alone are not able to satisfy our public company reporting requirements.

WE FACE RISKS ASSOCIATED WITH A LARGE CUSTOMER AND THE LOSS OF THAT CUSTOMER COULD HAVE A NEGATIVE IMPACT ON THE COMPANY'S REVENUES.

During the year ended December 31, 2005, all of the Company's revenues were received from one customer – Truly Hills, Inc. The loss of such a customer could result in severe financial hardship to the Company, unless the Company is able to replace that customer with a comparable customer or customers.

THERE MAY EXIST CONFLICTS OF INTEREST ON THE PART OF OUR OFFICERS AND DIRECTORS.

Our directors and officers are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Each of our officers and directors is engaged in business activities outside of the Company. There exist potential conflicts of interest including, among other things, time, effort and business combinations with other such entities.

THE REPORT OF OUR INDEPENDENT AUDITORS INDICATES UNCERTAINTY CONCERNING OUR ABILITY TO CONTINUE AS A GOING CONCERN AND THIS MAY IMPAIR OUR ABILITY TO CONSUMMATE A BUSINESS COMBINATION.

Our independent auditors have raised substantial doubt about our ability to continue as a going concern. We cannot assure you that this will not impair our ability to consummate a business combination. Additionally, we cannot assure you that we will ever achieve significant revenues and therefore remain a going concern.

THERE IS CURRENTLY NO TRADING MARKET FOR OUR COMMON STOCK.

Outstanding shares of our Common Stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

THIS REGISTRATION STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO US, OUR INDUSTRY AND TO OTHER BUSINESSES.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company neither rents nor owns any properties. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth the beneficial ownership of our common stock as of September 30, 2006, of (i) each person known by us to beneficially own 5% or more of the shares of outstanding common stock, (ii) each of our executive officers and directors, and (iii) all of our executive officers and directors as a group.

Name and Address of Beneficial Owner	Amount and Nature of Common Stock Beneficially Owned	Percentage Ownership of Common Stock
Stephanie Passalaqua 8744 Riverside House Path Brewerton, NY 13029	450,000	4.0%
Inna Sheveleva 4055 Wetzel Road Liverpool, NY 13088	450,000	4.0%
Probst Capital, LLC 115 Perimeter Center Place Suite 170 Atlanta, GA 30346	2,700,000(2)	24.0%
Mary Passalaqua 106 Glenwood Drive South Liverpool, NY 13090	2,500,000	22.1%
Joan Fortman 7417 Herstone Green Drive Charlotte, NC 28277	2,700,000	24.0%
Olde Monmouth Stock Transfer Co. 200 Memorial Parkway Atlantic Highlands, NJ 07716	500,000	4.4%
All Officers and Directors As a Group (2 persons)	900,000	8.0%

_____________________________________________________________________________________________

(1)  Applicable percentage ownership is based on 11,300,000 shares outstanding as of September 30, 2006. There are no options, warrants, rights, conversion privilege or similar right to acquire the common stock of the Company outstanding as of September 30, 2006.

(2)  Probst Capital, LLC is a Georgia limited liability company and it is beneficially owned by Richard W. Jones, a partner with the law firm of Jones, Haley & Mottern, P.C., which serves as counsel to the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS.

The following persons are our current executive officers, directors and director nominees:

NAME	POSITION	AGE
Stephanie Passalaqua	President, Chief Executive Officer and Director	28
Inna Sheveleva	Secretary, Principal Financial Officer and Director	59

Our officers and directors are elected for a term of one year or until their successor is elected. Set forth below is a brief description of the background of our officers and directors.

Our Board of Directors is elected annually by our stockholders. Ms. Passalaqua and Ms. Sheveleva have served as directors of the Company since August, 2003. Directors receive no cash compensation for their services to us as directors, but are reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors.

The following sets forth certain information concerning the Company's officers and directors.

Stephanie Passalaqua is President and a director of the Company. She has held that position since March, 2005. Ms. Passalaqua also serves as a director of SoTech, Inc., a company with no current business activities, which will seek a combination with an operating company. In May, 2004 Ms. Passalaqua received an associate in applied science degree from Onondaga Community College, located in Onondaga, New York.

Inna Sheveleva has been the Secretary, Principal Financial Officer and a Director of the Company since 2003. Ms. Sheveleva attended The College of Arts located in Moscow, Russia where she received a Bachelor of Arts Degree in Drama. She also earned a Masters Degree in Drama in 1982. She co-produced and performed in a children's program that was televised throughout the Soviet Union. Ms. Sheveleva immigrated to the United States and since 1998 she has owned and operated Sheveleva Upholstery and Seamstery, a sole proprietorship.

PROMOTERS

The promoters of the Company are its officers and directors Stephanie Passalaqua and Inna Sheveleva.  In addition, the Company's promoters include its largest shareholders, Richard W. Jones, owner of a majority interest in Probst Capital, LLC, Mary Passalaqua, and her husband Joseph Passalaqua of Liverpool, New York, and Joan Fortman of Charlotte, North Carolina.

BOARD OF DIRECTORS AND COMMITTEES

The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time, because it has inadequate financial resources at this time to hire such an expert. The Company anticipates that a qualified financial expert will be obtained when the Company's financial resources allow the Company to hire such an expert.

ITEM 6.  EXECUTIVE COMPENSATION.

To date, our executive officers and our directors have neither received nor accrued a salary. Instead our officers and directors have elected to receive compensation only after the Company has implemented its business plan and achieved profitability. At that time the compensation to be paid to the executives and the directors will be determined by the Board of Directors. The Company currently has no employment agreements, stock option plans or other type of employee benefit plans.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR

INDEPENDENCE.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.  DESCRIPTION OF SECURITIES.

CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per Share.

COMMON STOCK

General. We have 100,000,000 authorized shares of common stock, par value $.001 per Share, 11,300,000 of which are issued and outstanding prior to this offering. All shares of common stock currently outstanding are validly issued, fully paid and non-assessable.

Voting Rights. Each Share of our common stock entitles the holder thereof to one vote, either in person or by proxy, at meetings of stockholders. Our Board of Directors is elected annually at each annual meeting of the stockholders.

Dividend Policy. All shares of common stock are entitled to participate ratably in dividends when, as and if declared by our Board of Directors out of the funds legally available therefor. Any such dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business and that no dividends on the shares of common stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of our Board of Directors and will depend upon, among other things, future earnings, our operating and financial condition, our capital requirements, general business conditions and other pertinent facts. There can be no assurance that any dividends on the common stock will ever be paid.

Miscellaneous Rights and Provisions. Holders of common stock have no preemptive or other subscriptions rights, conversion rights, redemption or sinking fund provisions. In the event of the liquidation or dissolution, whether voluntary or involuntary, of the Company, each Share of common stock is entitled to Share ratably in any assets available for distribution to holders of the equity of the Company after satisfaction of all liabilities.

Shares Eligible for future Sale. We currently have 11,300,000 Shares of common stock outstanding and all these shares are deemed to be "restricted securities", as that term is defined under Rule 144, promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of common stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or the average weekly trading volume of our common stock on all exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are also subject to certain other conditions, including sale provisions, notice requirements and the availability of current public information. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least one year is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

No predictions can be made as to the effect, if any, that sales of shares under Rule 144 or otherwise or the availability of shares for sale will have on the market, if any, prevailing from time to time. Sales of substantial amounts of the common stock pursuant to Rule 144 or otherwise may adversely affect the market price of our common stock.

STOCK OPTION GRANTS

To date we have not granted any stock options.

REGISTRATION RIGHTS

As of the date of this registration statement we have not granted registration rights to any of our shareholders.

STOCKHOLDERS OF OUR COMMON SHARES

As of the date of this registration statement, we have 17 holders of our outstanding shares of common stock. The Company currently only has one class of common stock outstanding.

CERTAIN PROVISIONS IN THE BY LAWS

Our articles of incorporation allow us to indemnify our offices and directors to the maximum extent allowed under Georgia law. This includes indemnification for liability which could arise under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company under these provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a)

Market Information. The Company's common stock is not trading on any stock exchange. The Company is not aware of any market activity in its stock since its inception through the date of this filing. There are currently no shares of common stock that are subject to outstanding options or warrants to purchase, or securities convertible into the common stock of the Company. The Company has not agreed to register any of its shares of common stock for sale by holders of such common stock. In addition, at this time none of the Company's common stock is being or has proposed to be publicly offered by the Company.

(b)

Holders. As of the date hereof, there are seventeen (17) holders of 11,300,000 shares of the Company's common stock.

(c)

Dividends. The Company has not paid any cash dividends to date and does not anticipate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company's business.

ITEM 2.  LEGAL PROCEEDINGS

At this time, there are no material pending legal proceedings to which the Company is a party or as to which any of its property is subject, and no such proceedings are known to the Company to be threatened or contemplated against it.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

We completed an offering of 9,000,000 shares of our common stock at a price of $0.001 per share to a total of twelve purchasers in August, 2003. The total amount received from this offering was $9,000.00. These shares were sold on a private basis and no underwriter was involved in the sale and no commissions were paid in connection with the sale.

We completed an offering of 600,000 shares of common stock at a price of $.01 per share to two (2) purchasers in February and March, 2004. The total amount received from such sale was $6,000.

We completed an offering of 1,200,000 shares of our common stock at a price of $0.01 per shares to a total of seven (7) purchasers in March through June, 2005. The total amount received from the offering was $12,000.00. These shares were sold on a private basis and no commissions were paid in connection with the sale.

We completed an offering of 500,000 shares of our common stock at a price of $0.01 per share to a total of five (5) purchasers in January and February, 2006. The total amount received in this offering was $5,000.00.  These shares were sold on a private basis and no commissions were paid in connection with the sale.

Each of the issuances of securities described above was conducted as a private placement and was exempt from the registration requirements of the Securities Act of 1933 pursuant to the provisions of Section 4(2). Each investor was suitable for the purchase of the shares and each was given adequate access to sufficient information to make an informed investment decision.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Georgia Business Corporation Code permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, provided that no provision shall eliminate or limit the liability of a director: (A) for any appropriation, in violation of the director’ s duties, of any business opportunity of the corporation; (B) for acts or omissions which involve intentional misconduct or a knowing violation of law; (C) for unlawful corporate distributions; or (D) for any transaction from which the director received an improper personal benefit. This provision pertains only to breaches of duty by directors in their capacity as directors (and not in any other corporate capacity, such as officers) and limits liability only for breaches of fiduciary duties under Georgia corporate law (and not for violation of other laws, such as the federal securities laws). The Company's Articles of Incorporation (the "Articles") provide that no director of the Company shall have any personal liability to the Company or its shareholders for monetary damages for breach of duty of care or other duty as a Director, provided that this Article shall eliminate or limit the liability of a Director only to the maximum extent permitted from time to time by the Georgia Business Corporation Code or any successor law or laws. Thus, the Articles exonerate the Company's directors from monetary liability to the fullest extent permitted by the Georgia Business Corporation Code.

The Company’s bylaws also provide for the indemnification of directors, officers, employees or agents of the Company (including heirs, executors, administrators or estate of such person) even if such persons were serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise and such indemnification may be provided to the full extent permitted under the Georgia Business Corporation Code or any successor law or laws of the State of Georgia.  If any such indemnification is requested the Board of Directors shall cause a determination to be made (unless a court has ordered the indemnification) in one of the manners prescribed in Section 14-2-855 of said Code or laws as to whether indemnification of the party requesting indemnification is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section 14-2-855 of said Code or laws.  Upon any such determination that such indemnification is proper, the Company shall make indemnification payments of liability, cost, payment or expense asserted against, or paid or incurred by, him/her in his/her capacity as such a director, officer, employee or agent to the maximum extent permitted by the Georgia Code.  The Company may also in advance of final disposition of an action, suit or proceedings, pay expenses incurred in defense of a lawsuit consistent with the provisions of Section 14-2-853 of said Code or laws.

Notwithstanding any provisions of the Company's Articles and Bylaws to the contrary, the Georgia Business Corporation Code provides that the Company shall not indemnify and advance expenses of a director or officer for any liability incurred in a proceeding in which the director or officer is adjudged liable to the Company or is subjected to injunctive relief in favor of the Company: (1) for any appropriation, in violation of his or her duties, of any business opportunity of the Company; (2) for acts or omissions which involve intentional misconduct or a knowing violation of law; (3) for unlawful corporate distributions; or (4) for any transaction from which the director or officer received an improper personal benefit.

The Company has not purchased insurance for the directors and officers which would provide coverage for their acts as an officer or director of the Company.

ACTION INDUSTRIES, INC.

(A Development Stage Company)

-:-

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2005 AND 2004

AND

SEPTEMBER 30, 2006

(UNAUDITED)

CONTENTS

Page

Independent Auditor’s Report

22-23

Balance Sheets for September 30, 2006 (unaudited), December 31, 2005 and 2004

24

Statements of Operations

for the nine months ended September 30, 2006 (unaudited) and the year ended December 31, 2005 and 2004, and

the cumulative period from December 4, 1995 (inception) to September 30, 2006

.25

Statement of Stockholders' Equity

Since December 4, 1995 (inception) to September 30, 2006 (unaudited)

26

Statements of Cash Flows

for the nine months ended September 30, 2006 (unaudited) and the year ended December 31, 2005 and 2004, and

the cumulative period from December 4, 1995 (inception) to September 30, 2006

27

Notes to Financial Statements

29-38

Robison, Hill & Co.	Certified Public Accountants
A PROFESSIONAL CORPORATION
Brent M. Davies, CPA
David O. Seal, CPA
W. Dale Westenskow, CPA
Barry D. Loveless, CPA
Stephen M. Halley, CPA

INDEPENDENT AUDITOR'S REPORT

Action Industries, Inc.

(A Development Stage Company)

We have audited the accompanying balance sheets of Action Industries, Inc. (a development stage company) as of December 31, 2005, and 2004, and the related statements of operations, and cash flows for the years ended December 31, 2005 and 2004, and the cumulative since December 4, 1995 (inception) to December 31, 2005, and the statement of stockholder’s equity since December 4, 1995 (inception) to December 31, 2005.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Action Industries, Inc. (a development stage company) as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, and the cumulative since December 4, 1995 (inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS OF THE SEC PRACTICE SECTION and THE PRIVATE COMPANIES PRACTICE SECTION

1366 East Murray-Holladay Road, Salt Lake City, Utah  84117-5050

Telephone 801/272-8045, Facsimile 801/277-9942

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has minimal revenues, and an accumulated deficit from inception, that together raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

Respectfully submitted,

 /s/ Robison & Hill Co.

Certified Public Accountants

Salt Lake City, Utah

December 15, 2006

EMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS OF THE SEC PRACTICE SECTION and THE PRIVATE COMPANIES PRACTICE SECTION

1366 East Murray-Holladay Road, Salt Lake City, Utah  84117-5050

Telephone 801/272-8045, Facsimile 801/277-9942

ACTION INDUSTRIES, INC. (A Development Stage Company) BALANCE SHEETS
	(Unaudited)
	September 30,	December 31,
	2006	2005	2004
ASSETS
Current Assets:
Cash	$ 2,135	$ 7,406	$ 2,877
Accounts Receivable	320	320	-
Prepaid Expense	-	-	900
Inventory	473	-	478

Total Current Assets	2,928	7,726	4,255

Property and Equipment:
Phone Card Machines	8,100	8,100	8,100
Less: Accumulated Depreciation	(2,700)	(1,832)	(675)

Net Property and Equipment	5,400	6,268	7,425

TOTAL ASSETS	$ 8,328	$ 13,994	$ 11,680

LIABILITIES & EQUITY
Current Liabilities:
Accounts Payable	$ -	$ 7,764	$ 375
Commission Payable	132	132	132

Total Current Liabilities	132	7,896	507

Stockholder's Equity Common Stock- $.001 par value; Authorized 100,000,000 shares, Issued 11,300,000 and 10,800,000 and 9,600,000 shares at September 30, 2006 and December 31, 2005 and December 31, 2004	11,300	10,800	9,600
Additional Paid-In Capital	20,700	16,200	5,400
Deficit Accumulated During the Development Stage	(23,804)	(20,902)	(3,827)

Total Stockholder's Equity	8,196	6,098	11,173

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,328	$ 13,994	$ 11,680

The accompanying notes are an integral part of these financial statements

ACTION INDUSTRIES, INC. (A Development Stage Company) STATEMENT OF OPERATIONS
					Cumulative
					Since
					December 4,
	(Unaudited)		For the Year		1995
	For the Nine Months		Ended		Inception of
	Ended September 30,		December 31,		Development
	2006	2005	2005	2004	Stage
Revenues:
Sales Revenue	$2,560	$640	$1,600	$1,175	$5,335
Cost of Revenue	(2,762)	(1,339)	(2,334)	(1,612)	(6,708)

Gross Profits (Loss)	(202)	(699)	(734)	(437)	(1,373)

Expenses:
General and Administrative	-	224	703	15	718
Accounting Fees	2,700	263	7,763	3,000	13,463
Consulting Fees	-	4,500	4,500	-	4,500
Outside Services	-	2,850	3,375	375	3,750

Total Operating Expenses	2,700	7,837	16,341	3,390	22,431

Net (Loss)	$(2,902)	$(8,536)	$(17,075)	$(3,827)	$(23,804)

Basic & Diluted Loss per Share	$-	$-	$-	$-

Weighted Average Shares
Outstanding	11,241,000	10,227,285	10,402,500	9,502,466

The accompanying notes are an integral part of these financial statements

ACTION INDUSTRIES, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Paid in	Accumulated During the Deficit Stage
	Shares	Par Value	Capital

Balance at December 4, 1995 (Inception)	-	$-	$-	$-

September 10, 2003, Stock issued for
Prepaid Expense and Equipment at .001 per share	9,000,000	9,000	-	-
Net Loss	-	-	-	-

Balance at December 31, 2003	9,000,000	9,000	-	-
February 26, 2004, Stock Issued for Cash at .01 per share	100,000	100	900	-
March 1, 2004, Stock Issued for Cash at .01 per share	500,000	500	4,500	-
Net Loss	-	-	-	(3,827)

Balance at December 31, 2004	9,600,000	9,600	5,400	(3,827)
March 9, 2005, Stock Issued for Services at .01 per share	450,000	450	4,050	-
March 31, 2005, Stock Issued for Cash at .01 per share	100,000	100	900	-
May 12, 2005, Stock Issued for Cash at .01 per share	100,000	100	900	-
June 22, 2005, Stock Issued for Cash at .01 per share	450,000	450	4,050	-
June 24, 2005, Stock Issued for Cash at .01 per share	100,000	100	900	-
Net Loss	-	-	-	(17,075)

Balance at December 31, 2005	10,800,000	10,800	16,200	(20,902)
January 27, 2006, Stock Issued for Cash at .01 per share (Unaudited)	100,000	100	900	-
January 31, 2006, Stock Issued for Cash at .01 per share (Unaudited)	100,000	100	900	-
February 2, 2006, Stock Issued for Cash at .01 per share (Unaudited)	100,000	100	900	-
February 4, 2006, Stock Issued for Cash at .01 per share (Unaudited)	100,000	100	900	-
February 10, 2006, Stock Issued for Cash at .01 per share (Unaudited)	100,000	100	900	-
Net Loss (Unaudited)	-	-	-	(2,902)

Balance at September 30, 2006 (Unaudited)	11,300,000	$11,300	$20,700	$(23,804)

The accompanying notes are an integral part of these financial statements

ACTION INDUSTRIES, INC. (A Development Stage Company) STATEMENT OF CASH FLOWS
					Cumulative
					since
					December 4,
	(Unaudited)		For the Year		1995
	For The Nine Months		Ended		Inception of
	Ended September 30,		December 31,		Development
	2006	2005	2005	2004	Stage
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net Loss	$(2,902)	$(8,536)	$(17,075)	$(3,827)	$(23,804)
Adjustments to reconcile net loss to net cash
provided by operating activities
Depreciation and Amortization	868	868	1,157	675	2,700
Stock issued for Services	-	4,500	4,500	-	4,500
Changes in Operating Assets and Liabilities
Decrease (Increase) in Inventory	(473)	(706)	478	(478)	(473)
Decrease (Increase) in Accounts Receivable	-	-	(320)	-	(320)
Decrease (Increase) in Prepaid Expense	-	-	900	-	900
Increase (Decrease) in Accounts Payable	(7,764)	263	7,389	375	-
Increase (Decrease) in Commission Payable			-	32	132
Net Cash Used in Operating Activities	(10,271)	(3,611)	(2,971)	(3,123)	(16,365)

CASH FLOWS FROM INVESTING
ACTIVITIES
Net Cash Provided by Investing Activities	-	-	-	-	-

CASH FLOWS FROM FINANCING
ACTIVITIES:
Proceeds from Related Party Payable	-	-	-	-	50
Repayments of Related Party Payable	-	-	-	(50)	(50)
Proceeds from Sale of Common Stock	5,000	7,500	7,500	6,000	18,500
Net Cash Provided by Financing Activities	5,000	7,500	7,500	5,950	18,500

Net (Decrease) Increase in Cash	(5,271)	3,889	4,529	2,827	2,135
Cash at Beginning of Period	7,406	2,877	2,877	50	-
Cash at End of Period	$2,135	$6,766	$7,406	$2,877	$2,135

ACTION INDUSTRIES, INC.

(A Development Stage Company)

Statement of Cash Flows

(Continued)

					Cumulative
					since
					December 4,
	(Unaudited)		For the Year		1995
	For The Nine Months		Ended		Inception of
	Ended September 30,		December 31,		Development
	2006	2005	2005	2004	Stage

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$-	$-	$-	$-	$-
Franchise Taxes	$-	$-	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Stock Issued for Prepaid Expenses	$-	$-	$-	$-	$900
Stock Issued for Services	$-	$4,500	$-	$-	$4,500
Stock Issued for Equipment	$-	$-	$-	$-	$8,100

The accompanying notes are an integral part of these financial statements

ACTION INDUSTRIES, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(References to September 30, 2006 are Unaudited)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of accounting policies for Action Industries, Inc. (a development stage company) is presented to assist in understanding the Company's financial statements.  The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations and Going Concern

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a “going concern”, which assume that  Action Industries, Inc. (hereto referred to as the “Company”) will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events cast doubt about the Company’s ability to continue as a “going concern.”  The Company has incurred net losses of approximately $23,804 for the period from December 4, 1995 (inception) to December 31, 2005, has an accumulated deficit, has recurring losses, has minimal revenues and requires additional financing in order to finance its business activities on an ongoing basis.  The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained.  In the interim, shareholders of the Company have committed to meeting its operating expenses.  Management believes that actions presently being taken to revise the Company’s operating and financial requirements provide them with the opportunity to continue as a “going concern”

These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a “going concern”.  While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.  If the Company were unable to continue as a “going concern,” then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

ACTION INDUSTRIES, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(References to September 30, 2006 are unaudited)

(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Organization and Basis of Presentation

The Company was originally incorporated under the laws of the State of Georgia on December 4, 1995.  The company is in the development stage, and has not commenced planned principal operations.  The Company has a December 31 year end.

Nature of Business

The Company is primarily in the business of providing prepaid long distance calling cards and other telecommunication products.

Our principal executive offices are located at: 8744 Riverside House Path Brewerton, NY  13029.  Our telephone number is (315) 703-9012.

Interim Reporting

The unaudited financial statements as of September 30, 2006 and for the nine month  period then ended reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for the nine months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents to the extent the funds are not being held for investment purposes.

ACTION INDUSTRIES, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(References to September 30, 2006 are unaudited)

(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company generates revenues by selling pre-paid phone cards in increments of $10. The Company recognizes revenues in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (SAB) number 104, "Revenue Recognition."  SAB 104 clarifies application of U. S. generally accepted accounting principles to revenue transactions.  The Company recognizes revenue when the earnings process is complete.  That is, when the arrangements of the goods are documented, the pricing becomes final and collectibility is reasonably assured. An allowance for bad debt is provided based on estimated losses. For revenue received in advance for goods, the Company records a current liability classified as either deferred revenue or customer deposits. As of September 30, 2006, and the year ended December 31, 2005 and 2004, there was no deferred revenue.

Allowance for Doubtful Accounts

The Company recognizes an allowance for doubtful accounts to ensure accounts receivable are not overstated due to uncollectibility. Bad debt reserves are maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer’s inability to meet its financial obligation, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position.  If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. As of December 31, 2005 and 2004, the Company has determined an allowance for doubtful accounts is not necessary.

Major Customer

During the year ended December 31, 2005, one customer accounted for 100 % of the Company’s revenues. The Company had revenues of $1,600 from Truly Hill. The total revenues for 2005 were   $1,600.

During the year ended December 31, 2004, there were no major customers that accounted for the Company’s revenues. The Company’s total revenues for 2004 were $1,175.

ACTION INDUSTRIES, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(References to September 30, 2006 are unaudited)

(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory

The Company’s inventory consists entirely of phone cards. Inventory is recorded at cost, and is $474, $0, and $479 as of September 30, 2006, December 31, 2005 and 2004, respectively.

Fixed Assets

Fixed assets are stated at cost.  Depreciation expense for the period ended September 30, 2006 December 31, 2005 and 2004 was $868, $1157 and  $675 respectively.  Depreciation and amortization are computed using the straight-line method over the estimated economic useful lives of the related assets as follows:

Asset	Rate
Phone Card Machines	7 years

Maintenance and repairs are charged to operations; betterments are capitalized.  The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any resulting gain or loss is credited or charged to income.

Concentration of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

ACTION INDUSTRIES, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(References to September 30, 2006 are unaudited)

(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss per Share

Basic loss per share has been computed by dividing the loss for the period applicable to the common stockholders’ by the weighted average number of common shares outstanding during the period.

There were no common equivalent shares outstanding during the periods ended September 30, 2006 and 2005 (unaudited) and December 31, 2005 and 2004.

Financial Instruments

The Company’s financial assets and liabilities consist of cash, inventory, accounts receivable, property and equipment, and accounts payable. Except as otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the sort-term maturities of these instruments.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No.109, “Accounting for Income Taxes.”  SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

Reclassification

Certain reclassifications have been made in the 2004 financial statements to conform to the December 31, 2005 presentation

Recent Accounting Standards

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4.  This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  Paragraph 5 of ARB 43, Chapter 4 previously stated that”...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling

ACTION INDUSTRIES, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(References to September 30, 2006 are unaudited)

(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards (Continued)

costs maybe so abnormal as to require treatment as current period charges...” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.”  In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  Management does not believe the adoption of this Statement will have any immediate material impact on the Company.

On December 16, 2004, the FASB issued SFAS No. 123 ( R ), Share-Based Payment, which is an amendment to SFAS No. 123, Accounting for Stock-Based Compensation.  This new standard eliminates the ability to account for share-based compensation transactions using Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires such transactions to be accounted for using a fair-value based method and the resulting cost recognized in our financial statements.  This new standard is effective for awards that are granted, modified or settled in cash in interim and annual periods beginning after June 15, 2005.  In addition, this new standard will apply to unvested options granted prior to the effective date.  We will adopt this new standard effective for the fourth fiscal quarter of 2006, and have not yet determined what impact this standard will have on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 152, Accounting for Real Estate Time-sharing Transactions, which amends FASB statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions.  This statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions.  The accounting for those operations and costs is subject to the guidance in SOP04-2.  This Statement is effective for financial statements for fiscal years beginning after June 15, 2005.  Management believes the adoption of this Statement will have no impact on the financial statements of the Company.

In December 2004, the FASB issued SFAS No. 153, Exchange of Nonmonetary Assets.  This Statement addresses the measurement of exchanges of nonmonetary assets.  The guidance in APB.

ACTION INDUSTRIES, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(References to September 30, 2006 are unaudited)

(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards (Continued)

Opinion NO. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.  The guidance in that Opinion, however, included certain exceptions to that principle This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This Statement is effective for financial statements for fiscal years beginning after June 15, 2005.  Earlier application is permitted for nonmonetary assets exchanges incurred during fiscal years beginning after the date of this statement is issued.  Management believes the adoption of this Statement will have no impact on the financial statements of the Company.

In May 2005, the FASB issued SFAS No.  154, "Accounting for Changes and Error Corrections - a replacement of APB No.  20 and FASB Statement No.  3." This statement modifies the reporting of changes in accounting principles, reclassifies changes and principle in the absence of explicit transition guidance.  This statement also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable. This statement is effective for accounting changes and corrections for fiscal years beginning after December 15, 2005. Management does not believe that the adoption of this policy will have any effect on its financial statements.

In February 2006, The FASB issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140." This statement amends FASB 133, Accounting for Derivative Instruments and Hedging Activities and Statement and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, clarifies which interest only strips and principal are not subject to the requirements of Statement 133, establishes a requirement to evaluate interest in securitized financial assets, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends statement 140 to eliminate the prohibition  on a  qualifying  special-purpose entity from holding a derivative  financial  instrument to a beneficial interest other than another derivative financial  instrument.  The statement is effective for fiscal years beginning after September 15, 2006.  Management does not expect this statement to have any material effect on its financial statements.

ACTION INDUSTRIES, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(References to September 30, 2006 are unaudited)

(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards (Continued)

In March 2006 the FASB issued SFAS No.  156 " Accounting for Servicing of Financial Instruments - an amendment of FASB No.140, Accounting for Transfers and Servicing of Financial Instruments and Extinguishments of Liabilities.  The statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service an asset by entering into a servicing contract, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair market value, permits an entity to choose either the amortization method or fair market value measurement method for subsequent measurement periods for each class of separately recognized servicing assets and servicing  liabilities,

Permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights at its initial adoption, and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value. The statement is effective for fiscal years beginning after September 15, 2006. Management does not expect this statement to have any material effect on its financial statements

NOTE 2 - INCOME TAXES

As of December 31, 2005, the Company had a net operating loss carry forward for income tax reporting purposes of approximately $24,690 that may be offset against future taxable income through 2025.  Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs.  Therefore, the amount available to offset future taxable income may be limited.  No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carry-forwards will expire unused.  Accordingly, the potential tax benefits of the loss carry-forwards are offset by a valuation allowance of the same amount.

	2005	2004
Net Operating Losses	$ 3,704	$ 1,167
Valuation Allowance	(3,704)	(1,167)
	$ -	$ -

ACTION INDUSTRIES, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(References to September 30, 2006 are unaudited)

(Continued)

NOTE 2- INCOME TAXES (Continued)

The provision for income taxes differs from the amount computed using the federal US statutory income tax rate as follows:

	2006	2005
Provision (Benefit) at US Statutory Rate	$ 2,562	$ 574
Increase (Decrease) in Valuation Allowance	(2,537)	(574)
Depreciation Differences	(25)	-
	$ -	$ -

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income.

NOTE 3- DEVELOPMENT STAGE COMPANY

The Company has not begun principal operations and as is common with a development stage company, the Company will have recurring losses during its development stage.  The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.  In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE 4 - COMMITMENTS

As of December 31, 2005, all activities of the Company have been conducted by corporate officers from either their homes or business offices.  Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

NOTE 5 – RELATED PARTY TRANSACTIONS

Officers of the Company have previously advanced the Company money in order to pay general and administrative expenses.  As of December 31, 2004 and 2005, and September 30, 2006, the company owed $0, relating to these notes.

ACTION INDUSTRIES, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(References to September 30, 2006 are unaudited)

(Continued)

NOTE 6- COMMON STOCK TRANSACTIONS

On September 10, 2003, the Company issued 9,000,000 shares of common stock in exchange for phone equipment valued at $8,100 and prepaid expenses valued at $900.

On March 9, 2005, the Company issued 450,000 shares of common stock for consulting fees valued at $4,500.

PART III

ITEM 1.  INDEX TO EXHIBITS

EXHIBIT NO.

DESCRIPTION OF EXHIBIT

3.1

Certificate of Incorporation

3.2

Bylaws

4.1

Specimen Certificate of Common Stock

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Stephanie Passalaqua
Stephanie Passalaqua

Title: President

Dated:  February 8, 2007